

                                                                                          Exhibit 11A

                        GATX CORPORATION AND SUBSIDIARIES


               COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK
                          AND COMMON STOCK EQUIVALENTS

                      In Millions, Except Per Share Amounts



                                                                                   Three Months Ended
                                                                                         March 31
                                                                                    ----------------
                                                                                      1997     1996
                                                                                     ------   ------


Average number of shares of common stock outstanding ...........................       20.3     20.1

Shares issuable upon assumed exercise of stock options, reduced by the number of shares which could have been purchased with the proceeds
    from exercise of such options ..............................................         .3       .4
                                                                                     ------   ------

Total shares ...................................................................       20.6     20.5
                                                                                     ======   ======


Net income .....................................................................     $ 31.2   $ 24.7

Deduct - Dividends paid and accrued on
    preferred stock ............................................................        3.3      3.3
                                                                                     ------   ------

Net income, as adjusted ........................................................     $ 27.9   $ 21.4
                                                                                     ======   ======

Net income per share ...........................................................     $ 1.35   $ 1.05
                                                                                     ======   ======





Note: In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (FAS 128), Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. In addition to changes in the computation, the terms "primary" and "fully diluted" earnings per share will be replaced with the terms "basic" and "diluted," respectively. Under the new requirements for calculating primary/basic earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary/basic earnings per share of approximately $.02 per share for each of the quarters ended March 31, 1997 and March 31, 1996. The impact of FAS 128 on the calculation of fully diluted/diluted earnings per share for these quarters is expected to result in no change.
